EXHIBIT 99.2

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7173


MAGNA INTERNATIONAL INC.
SPECIAL MEETING OF SHAREHOLDERS
Tuesday, August 28, 2007

REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102, sec.11.3)

Arrangement Resolution - the special resolution approving the plan of arrangement under section 182 of the Business Corporations Act (Ontario) involving the Magna International Inc. ("Magna"), Open Joint Stock Company Russian Machines, the Stronach Trust, holding companies of certain members of Magna's executive management, and certain other parties as disclosed in the Management Information Circular/Proxy Statement dated July 25, 2007 (the "Circular"), the full text of which is set forth in Appendix A to the Circular.

1a      FOR       521,601,612      93.5%      AGAINST       36,185,864      6.5%

As approved by at least two-thirds of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, voting together as a single class

1b      FOR       475,675,500      98.3%       AGAINST       8,017,000      1.7%

As approved by at least two-thirds of the votes cast by the holders of Class B Shares, voting separately as a class

1c      FOR        77,714,619      68.2%       AGAINST      36,185,864     31.8%

As approved by at least a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares and Class B Shares, excluding the votes attached to Class A Subordinate Voting Shares or Class B Shares held by certain insiders, voting together as a single class

1d      FOR        44,805,619      61.4%       AGAINST      28,168,864     38.6%

As approved by at least a simple majority of the votes cast by the holders of Class A Subordinate Voting Shares, excluding the votes attached to Class A Subordinate Voting Shares held by certain insiders, voting separately as a class

Class B Share Acquisition

2a      FOR        33,154,000      81.0%       AGAINST       7,750,500     19.0%

As approved by at least a simple majority of the votes cast by holders of Class B Shares, excluding the votes attached to Class B Shares held by certain insiders, voting separately as a class


MAGNA INTERNATIONAL INC.

per:  (s)J. Brian Colburn
J. Brian Colburn
Executive Vice-President and Secretary

Date:  August 28, 2007